Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Nocturne Acquisition Corporation (the “Company”) on Post Effective Amendment No. 1 to Form S-1 (File No. 333-252852), of our report dated March 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Nocturne Acquisition Corporation as of December 31, 2020 and for the period from October 28, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum llp

New York, NY

March 26, 2021